SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby convened, pursuant to Article 5, paragraph 1 of the Bylaws, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting, to be held on April 29, 2021, at 11:00 a.m., exclusively digital pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020, to resolve on the following agenda:

ANNUAL SHAREHOLDERS' MEETING

I.	Examine the management accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2020 and the accompanying Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion and the Summarized Annual Report of the Audit Committee.

II.	Resolve on the allocation of net income for the fiscal year ended December 31, 2020 and the distribution of dividends.

III.	Elect the members of the Fiscal Council for the term of office until the 2022 Annual Shareholders’ Meeting.

IV.	Establish the overall annual compensation for the Company’s Management and members of the Audit Committee and Fiscal Councils for 2021 fiscal year.

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Ratify the appointment of a member of the Board of Directors for the term of office until the 2022 Annual Shareholders’ Meeting.

II.	To resolve on the reform of the Company's Bylaws to: (a) amend the 2nd and 5th Paragraphs of Art. 20 to transfer the attributions for new business from the Technology, Enterprise and Environment Officer to the Chief Executive Officer; and (b) amend the paragraphs of Article 26 to remove the need for the coordination of the Audit Committee to be performed by the financial expert.

III.	Consolidate the Company’s Bylaws.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Due to the impacts arising from the new coronavirus (“COVID-19”) and the protective measures recommended by the health authorities, especially on dislocations and gathering restrictions, the Annual and Extraordinary Shareholders’ Meeting will be held exclusively through a digital platform, in which shareholders can participate directly, through an attorney-in-fact, or by submitting a Remote Voting Form (“RVF”).

Rules and procedures for the participation of shareholders in the Shareholders’ Meeting are detailed on the Shareholders’ Meeting Guide, available on the Company’s website, ri.sabesp.com.br.

Shareholders who are willing to participate through the digital platform made available by the Company must send the required documents for participation until 11am of April 28, 2021, according to the instructions disclosed on the Shareholders’ Guide

Lastly, it’s important to stress that required documents and personal data for accreditation and participation on the meeting are solely used for this purpose and its handling is justified under the terms of Article 7, II, Law 13,709/2018 (compliance with legal obligation), based on Law 6,404/76 and correlated rules.

São Paulo, March 25, 2021.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 26, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.